Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

May 21, 2021

Dear Investor,

In advance of the closing of the merger between Wheels Up and Aspirational Consumer Lifestyle Corp. (NYSE: ASPL), we reported Wheels Up’s financial results for the first quarter 2021. Click here to view the press release.

We’re pleased to report that 2021 started off strong with record year-over-year revenue growth of 68%, driven by increased flying from our significant increase in membership and contributions from recent acquisitions. Adjusted EBITDA improved by $8.4 million year-over-year. Our employees played a key role in our success with their hard work and dedication, delivering exceptional service to our members and customers during this time of rapid growth.

It’s been an exciting quarter at Wheels Up. At the beginning of the year, we closed on the acquisition of Mountain Aviation, which allowed us to launch a new transcontinental product offering with zone pricing on a dedicated Super-Mid Fleet. We introduced the initial digital marketplace app to non-members, allowing anyone to search, book, and fly Wheels Up. And we welcomed Vinayak Hegde as our Chief Marketplace Officer. He comes to us from Airbnb and Amazon and is recognized as one of the early innovators to combine data, product, engineering, marketing, and revenue management to help the world’s largest marketplace companies scale their consumer internet offerings.

We believe that through our ongoing investments in innovation, products, technology, and talent, Wheels Up is best positioned to bring the marketplace platform to our industry.

The merger transaction with Aspirational Consumer Lifestyle Corp. is expected to close near the end of the second quarter of 2021.

Thank you for your ongoing support.

Wheels Up -

Kenny Dichter

Founder and CEO

Cautionary Statement Regarding Forward-Looking Statements

This letter contains certain “forward-looking statements” within the meaning of the federal securities laws, including with respect to the proposed transaction between Wheels Up and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements include, but are not limited to, statements regarding Wheels Up’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demands and growth potential of the markets for Wheels Up’s products and services and Wheels Up’s ability to serve those markets, (ii) the degree of market acceptance and adoption of Wheels Up’s products and services, (iii) Wheels Up’s ability to develop innovative products and services and compete with other companies engaged in the private aviation industry and (iv) Wheels Up’s ability to attract and retain customers. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021, as amended on May 6, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s Annual Report on Form 10-K, as amended, the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This letter relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Aspirational filed a registration statement on Form S-4 with the SEC on March 15, 2021, as amended on May 6, 2021, which includes a document that serves as a prospectus and proxy statement of Aspirational (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus included therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein, and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov. The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at www.aspconsumer.com or upon written request to Aspirational at #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Use of Non-GAAP Financial Measure

This letter includes a reference to Adjusted EBITDA, which is a non-GAAP financial measure. This non-GAAP financial measures is an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP financial measures to their most directly comparable GAAP counterparts are included in the “Reconciliations of Non-GAAP Financial Measures” section of the press release which can be accessed here: Click here. Wheels Up believes that this non-GAAP financial measure of financial results provides useful supplemental information to investors about Wheels Up. However, there are a number of limitations related to the use of this non-GAAP financial measure and its nearest GAAP equivalent, including that it excludes significant expenses that are required by GAAP to be recorded in Wheels Up’s financial measures. In addition, other companies may calculate Adjusted EBITDA differently, or may use other measures to calculate their financial performance, and therefore, Wheels Up’s non-GAAP financial measure may not be directly comparable to similarly titled measures of other companies.